

November 3, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. Zhengyu Wang
Chairman and Chief Executive Officer
Tantech Holdings Ltd.
No. 10 Cen Shan Road, Shuige Industrial Zone
Lishui City, Zhejiang Province
People's Republic of China

      Re: Tantech Holdings Ltd.
              Form 20-F for Fiscal Year Ended December 31, 2015
              Filed April 29, 2016
              Response dated October 28, 2016
              File No. 001-36885

Dear Mr. Wang:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the period ended December 31, 2015</u>

<u>Critical Accounting Policies, page73</u>
<u>Allowance for accounts receivable, page 74</u>

1. We note your response to comment 3 from our letter dated September 30, 2016. It is still not apparent from your response what your typical customer payment terms are and how you apply your policy for evaluating collectability based on an aging analysis to those standard terms. In that regard, while we understand you have offered longer payment terms to certain large retailers and wholesale chains who require such payment terms over six months, it is not apparent how much of the outstanding receivable balance as of December 31, 2015, relate to those larger customers who required extended payment terms. As such, please expand your response to tell us:

- What your typical standard payment terms offered to customers are;
- What percentage of outstanding receivables as of December 31, 2015, relate to the larger customers who require extended payment terms;
- Whether you have a history of offering such extended terms and how that may have impacted your revenue recognition policy. Specifically tell us how such terms may have impacted the determination that the price you offer your customers is considered fixed and determinable. In this regard, clarify if you have a history of collecting the original amount invoiced from your customers that have these extended payment terms without providing any refunds or concessions; and
- What consideration was given as to whether your allowance for doubtful accounts balance of $1.2 million was considered adequate as of December 31, 2015, given that as of September 30, 2016, your accounts receivable balance continued to include approximately $4.8 million of outstanding receivables that were greater than four months old as of December 31, 2015.

Finally, as previously requested please also expand your disclosures to provide an analysis of your day's sales outstanding for each balance sheet date presented.

Item 15. Controls and Procedures, page 100

2. We note your response to our comment 5 from our letter dated September 30, 2016 and the subsequent amendment filed to your Form 20-F for the period ended December 31, 2015. It is not apparent to us how you were able to conclude that your disclosure controls and procedures and internal controls over financial reporting are considered effective as of December 31, 2015. We note that based on your disclosures on page 24, you were still in the process of designing and implementing your internal controls over financial reporting as of the period covered by this report. As such, please revise your conclusion on the effectiveness of both or advise.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Ed Kelly at (202) 551-3728, or in his absence, Pamela Long, at (202) 551-3765, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction